Supplement dated October 21, 2025, to the Annual Notice dated

May 1, 2025, for Great-West Smart Track® Variable Annuity, Great-West Smart Track® II Variable Annuity
and Great-West Smart Track® II - 5 Year Variable Annuity

contracts issued by Empower Annuity Insurance Company of America

Variable Annuity-2 Series Account

Supplement dated October 21, 2025, to the Annual Notice dated

May 1, 2025, for Great-West Smart Track® Variable Annuity and Great-West Smart Track® II - 5 Year
Variable Annuity

contracts issued by Empower Life & Annuity Insurance Company of New York
Variable Annuity-2 Series Account of New York

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it with your Annual Notice for future reference.

On or about November 1, 2025, a Portfolio available under your Contract will change its name as follows:

CURRENT PORTFOLIO NAME	NEW PORTFOLIO NAME
LVIP Macquarie U.S. REIT Fund	LVIP Nomura U.S. REIT Fund

After November 1, 2025, all references to the Portfolio in your Annual Notice will use the new Portfolio name.

Additionally, effective on or about November 1, 2025, Delaware Investments Fund Advisers, a Sub-Adviser to the Portfolio, will be changing its name to Nomura Investments Fund Advisers and any reference in the APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT section of the Annual Notice is hereby replaced with the new name.

If you have any questions regarding this Supplement, please contact your investment professional or us by calling toll free at 1-877-723-8723. You may also obtain fund prospectuses online at www.protective.com/productprospectus by selecting your Contract then “Investment Options”.

Please keep this Supplement for future reference.